UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GTX Corp.

File No. 000-53046 – CF#34480

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GTX Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 15, 2016.

Based on representations by GTX Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.3   through June 15, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary